

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   January 27, 2016

Via E-mail
Kent Rodriguez
Chief Executive Officer
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415

> **Re: AFS Holdings, Inc.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed January 13, 2016**
> **File No. 333-207587**

Dear Mr. Rodriguez:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   We note your supplemental response to comment one in our letter dated December 29, 2015 is inconsistent with both the text of your license agreement and the disclosure within your registration statement. For example:
- While your supplemental response states that Ronald Knight owns the proprietary technology and is not willing to release the chemical makeup, Section 2.4 of your license agreement clearly states that "Avalon retains the ownership of the technology, products, and the process being licensed" and the background section of your agreement states that "Avalon owns certain anti-corrosion trade secrets and anti-corrosion technology;" and
- Your registration statement on page three states that you intend to "engage in research and development work involving the proprietary technology licensed from Avalon in order to develop commercially viable products based upon these technologies," which indicates that you and Avalon both have access to the chemical makeup of your technology.

In your next amendment, please file an amended license agreement that includes the chemical makeup of your technology. We remind you that if you request confidential treatment for portions of your license agreement in a manner consistent with Staff Legal Bulletin No.1 and its Addendum, the chemical makeup will not be released to the public.

2.   We note your revised disclosure in response to comment two in our letter dated December 29, 2015. Please disclose Ronald Knight's business experience during the past five years within your amendment registration statement.

3.   We note your revised disclosure in response to comment three in our letter dated December 29, 2015. Please identify the natural person or persons who exercise voting or investment control or both for DRAX Holdings, NA within your amended registration statement.

Revenue Model and Distribution methods of products or services, page 20

4.   We note your revised disclosure in response to comment six in our letter dated December 29, 2015.   Please remove your disclosure that "the gross margin per kit will be approximately $150 per kit."

Government Approval, page 20

5.   We note your revised disclosure in response to comment seven in our letter dated December 29, 2015.   Please disclose whether you will have to get the approval of the pollution control agency—or equivalent state environmental agency—of every state you intend to sell your product in. If you will not need to do so, please briefly disclose why not.

        You may contact Tracey Houser, Staff Accountant at 202-551-3736 or Terrence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: Via E-mail
        Kenneth Bart, Esq.
        Bart and Associates LLC